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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2003

SBS Broadcasting S.A.
(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING ANNOUNCES INTENTION TO REDEEM
CONVERTIBLE SUBORDINATED NOTES DUE 2004

        Luxembourg, November 13, 2003—SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that it intends to call for redemption all of its 7% Convertible Subordinated Notes Due December 1, 2004 (the "Notes"), which have an outstanding principal amount of $53.65 million. Holders of the Notes will receive a redemption price of 100% of the principal amount of the Notes plus accrued and unpaid interest on the Notes on the redemption date, which is expected to be December 19, 2003, except with respect to Notes that are converted into SBS common shares at the conversion price of $29.13 per common share by such date.

        The Company expects to fund redemption of the Notes, if any, from part of the proceeds of the sale of its indirect 30.4% equity interest in TVN Sp. z o.o. ("TVN") to ITI Holdings SA ("ITI"), for €131.6 million in cash. TVN is a leading Polish television broadcaster in which SBS has been a minority shareholder since July 2000. The sale is subject to ITI raising the required funding through a financing transaction. If the sale of its interest in TVN is not completed by the redemption date for the Notes, SBS intends to fund the redemption of the Notes from its own cash, bank financing or a combination thereof.

Forward-Looking Statements

        Some of the statements in this press release are forward-looking, including, without limitation: that we expect to fund redemption of the Notes, if any, from the proceeds of the sale of our indirect 30.4% equity interest in TVN, and that if the sale of our interest in TVN is not completed by the redemption date for the Notes, that we intend to fund the redemption of the Notes from our own cash, bank financing or a combination thereof. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues" or similar expressions or comparable terminology) with respect to various matters.

        It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors. Some of these factors include: the effects of, and changes in, ITI's ability to raise the financing required to purchase our 30.4% indirect interest in TVN; the effect of changes in the price of our common shares; the effects of changes in the general economic environment; the effects of changes in the international banking and capital markets; our ability to secure bank financing; the effects of changes in the advertising spending growth; the effects of competition; our ability to reduce costs; and our success at managing the risks that arise from these factors.

        All forward-looking statements in this press release are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in his press release or otherwise.

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SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Austria, Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Poland, Romania and Sweden. In addition, SBS has publishing operations in The Netherlands.

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        For further information visit: www.sbsbroadcasting.com, or contact:

Investors:	Press:
Nick Laudico/Michael Smargiassi Brainerd Communicators, Inc. Tel: +1 212 986 6667	Jeff Pryor Pryor Associates Tel: +1 818 382 2233	Catriona Cockburn Citigate Dewe Rogerson Tel: +1 44 207 282 2924

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2003
SBS BROADCASTING S.A.
	By:	/s/ Markus Tellenbach
	Name:	Markus Tellenbach
	Title:	Chief Executive Officer

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SBS BROADCASTING ANNOUNCES INTENTION TO REDEEM CONVERTIBLE SUBORDINATED NOTES DUE 2004
SIGNATURES